SECUR 06005876 IISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48635

RECEIVED
FEB 28 2006
SEC MAIL PROCESSING SECTION
WASH, D.C. 213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S.BROKERAGE INC.
JAC TOMASELLO, PRESIDENT

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 SOUTH FRONT STREET
(No. and Street)

COLUMBUS	OHIO	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAC TOMASELLO 614-448-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DONOVAN, KLIMCZAK AND COMPANY
(Name – *if individual, state last, first, middle name*)

484 SOUTH MILLER ROAD	FAIRLAWN	OHIO	44333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 16 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAC TOMASELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. BROKERAGE, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATTY A. ADOLPHSON, NOTARY PUBLIC
State of Ohio
Resident Summit County
My Commission Expires
June 3, 2008

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. BROKERAGE, INC.
Financial Statements
Year Ended December 31, 2005

U.S. BROKERAGE, INC.
Financial Statements
December 31, 2005

INDEX

Donovan, Klimczak and Company
CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
U.S. BROKERAGE, INC.
ROCKY RIVER, OHIO

We have audited the accompanying balance sheet of U.S. Brokerage, Inc. (an Ohio S Corporation) as of December 31, 2005 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management.. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Brokerage, Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of expressing an opinion on these financial statements. The information included in the accompanying supplementary schedules on pages 10 thru 15 is supplementary information required by rule 17a5 of the Securities and Exchange Commission. Such information has been subjected to the examinations, assessment and evaluation procedures applied in the audit of the basic financial statements, and in our opinion, the supplementary information presents fairly the information thereto.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 10, 2006

U.S. BROKERAGE, INC.
Balance Sheet
December 31, 2005

ASSETS

Current Assets:	
Cash	$ 42,233
Deposit With Clearing Organization	207,367
Accounts Receivable - Trade	43,742
Total Current Assets	293,342
Equipment and Furniture	47,089
Less: Accumulated Depreciation	35,728
Net Equipment and Furniture	11,361
Other Assets:	
Accounts Receivable - Related Parties	83,636
Deposit	3,148
Total Other Assets	86,784
TOTAL ASSETS	$ 391,487

The Accompanying Notes Are an Integral Part of These Statements

U.S. BROKERAGE, INC.
Balance Sheet
December 31, 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable - Commissions	$ 42,539
Dividends Payable	76,937
Total Current Liabilities	119,476
Stockholders' Equity:	
Capital Stock, 8,000 Shares Authorized, Issued and Outstanding, No Par Value	17,332
Additional Paid in Capital	156,067
Retained Earnings	98,612
Total Stockholders' Equity	272,011
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 391,487

The Accompanying Notes Are an Integral Part of These Statements

U.S. BROKERAGE, INC.
Statement of Income and Retained Earnings
For Year Ended December 31, 2005

Revenues - Commissions and Fees	$ 1,227,543
Less:	
Clearing and Execution Costs and Fees	157,630
Management Asset and Investment Expenses	41,078
Commissions Expense	514,864
Net Revenues	513,971
Operating Expenses	172,526
Income from Operations	341,445
Other Income (Expense)	
Interest Income	1,829
Miscellaneous Income	318
Total Other Income (Expense)	2,147
NET INCOME	343,592
Dividends Paid or Payable	(352,000)
Retained Earnings - Beginning of Year	107,020
Retained Earnings - End of Year	$ 98,612

The Accompanying Notes Are an Integral Part of These Statements

U.S. BROKERAGE, INC.
Statement of Changes in Stockholders' Equity
For Year Ended December 31, 2005

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - Beginning of Year	$ 17,332	$ 156,067	$ 107,020	$ 280,419
Add: Current Year Net Income	-	-	343,592	343,592
Less: Dividends Paid	-	-	(352,000)	(352,000)
Balance - End of Year	$ 17,332	$ 156,067	$ 98,612	$ 272,011

The Accompanying Notes Are an Integral Part of These Statements

U.S. BROKERAGE, INC.
Statement of Cash Flows
For Year Ended December 31, 2005

Cash Flows from Operating Activities	
Net Income	$ 343,592
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	2,562
(Increase) Decrease in:	
Deposits With Clearing Organization	(1,812)
Accounts Receivable - Trade	51,326
Accounts Receivable - Related Parties	(44,802)
Marketable Securities	19,126
Prepaid Rent	3,995
Deposit	(3,148)
Increase (Decrease) in:	
Accounts Payable - Commissions	(6,527)
Dividends Payable	31,415
Net Cash Provided by Operating Activities	395,727
Cash Flows from Investing Activities:	
Purchase of Equipment and Furniture	(8,038)
Net Cash (Used) by Investing Activities	(8,038)
Cash Flows from Financing Activities:	
Dividends Paid or Payable	(352,000)
Net Cash (Used) by Financing Activities	(352,000)
Net Increase in Cash	35,689
Cash at Beginning of Year	6,544
Cash at End of Year	$ 42,233

The Accompanying Notes Are an Integral Part of These Statements

U.S. BROKERAGE, INC.
Notes to Financial Statements
December 31, 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

U.S. Brokerage, Inc. (Company) was incorporated under the laws of the State of Ohio on August 28, 1995. The Company is a securities brokerage firm and a member of the National Association of Security Dealers, Inc. (NASD). During the year the Company moved its principal office from Rocky River, Ohio to Columbus, Ohio.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes have been included in the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE B – ACCOUNTS RECEIVABLE – TRADE

Accounts Receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE C – ACCOUNTS RECEIVABLE – RELATED PARTIES

The Company has various accounts receivable from a stockholder totaling $83,636. These receivables are non-interest bearing and have no fixed repayment terms.

NOTE D – MARKETABLE SECURITIES

The Company maintains a trading account for marketable securities resulting from trading errors that occur in the normal course of operations. The net gain or loss from these transactions is reflected in the income statement as error income or expense. The Company incurred a net (expense) of $4,591 from these transactions during the year ended December 31, 2005.

At December 31, 2005, the net fair value of marketable securities available for sale totaled $ -0-.

NOTE E - EQUIPMENT AND FURNITURE

Assets are carried at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets and amounted to $2,562 for the year ended December 31, 2005. For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE F – DEPOSIT WITH CLEARING ORGANIZATION

A deposit totaling $207,367 at December 31, 2005 represents an interest bearing account held by Penson Financial Services, Inc., the clearing organization for the Company, who has possession of customer funds and acts as custodian for all customer securities on a fully disclosed basis.

NOTE G - LEASING ARRANGEMENT

The Company conducts its operations from facilities that are leased under a five-year noncancelable operating lease expiring in March, 2010.

The following is a schedule of future minimum rental payments required under the above operating lease as of December 31, 2005:

YEAR	AMOUNT
2006	$ 38,579
2007	38,579
2008	38,579
2009	38,579
2010	9,645
	$ 163,961

NOTE H – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $173,866, which was $123,866 in excess of its required net capital of $50,000. The Company's net capital ratio was .69 to 1.

SUPPLEMENTARY INFORMATION

U.S. BROKERAGE, INC.
Schedule of Operating Expenses
For Year Ended December 31, 2005

Administrative Wages	$ 49,000
Payroll Taxes	5,454
Hospitalization	9,906
Registration Fees	22,180
Rent and Utilities	27,694
Advertising and Promotion	295
Office Expense	4,926
Audit and Accounting Fees	7,219
Professional Consulting Fees	13,687
Telephone	5,461
Depreciation	2,562
Travel and Entertainment	3,724
Error Expense (Income)	4,591
Postage and Delivery	2,166
Computer and Internet Expenses	2,713
Research and Information Costs	641
Insurance	4,464
Printing	812
Continuing Professional Education	1,037
Taxes	2,675
Recruiting Expenses	500
Miscellaneous Expense	819
TOTAL OPERATING EXPENSES	$ 172,526

U.S. BROKERAGE, INC.
Computation of Net Capital
December 31, 2005

NET CAPITAL COMPUTATION

Total Stockholders' Equity from 12-31-05 Financial Statements	$ 272,011
Less: Nonallowable Assets	
Accounts Receivable - Related Parties	(83,636)
Net Equipment and Furniture	(11,361)
Deposit	(3,148)
Net Capital Before Haircuts on Securities Positions	173,866
Haircuts on Securities Positions	-
NET CAPITAL	173,866
Less: Minimum Dollar Capital Requirement	50,000
EXCESS NET CAPITAL	$ 123,866
EXCESS NET CAPITAL AT 1000%	$ 161,918
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.69 to 1

U.S. BROKERAGE, INC.
Supplementary Information
For Year Ended December 31, 2005

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

U.S. Brokerage, Inc. used Penson Financial Services, Inc. during the year ended December 31, 2005 as clearing agents and to perform custodial functions relating to customer securities on a fully disclosed basis. Therefore, U.S. Brokerage, Inc. is not subject to the reserve requirements under Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

U.S. Brokerage, Inc. used Penson Financial Services, Inc. for possession of customer funds and as custodians for all customer securities on a fully disclosed basis during the year ended December 31, 2005. Accordingly, U.S. Brokerage, Inc. is not subject to the requirements under rule 15c3-3.

MATERIAL DIFFERENCES IN COMPUTATION OF NET CAPITAL

Our audit of U.S. Brokerage, Inc., for the year ended December 31, 2005, disclosed the following differences in the computation of net capital from the broker-dealer's corresponding unaudited Part II A, Focus Report.

Computation of Net Capital per Focus Report	$	228,793
Adjustments Due to Year-End Audit Entries		
Sales Commissions Payable		(1,512)
Dividends Payable Accrual		(53,415)
Total Net Capital at 12/31/05		173,866
Less Required Capital		50,000
Excess Net Capital	$	123,866
Excess Net Capital at 1000%	$	161,918
Ratio: Aggregate Indebtedness To Net Capital		.69 to 1

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL

BOARD OF DIRECTORS
U.S. BROKERAGE, INC.
ROCKY RIVER, OHIO

We have examined the financial statements of U.S. Brokerage, Inc. for the year ended December 31, 2005, and have issued our report thereon dated February 10, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for the securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
U. S. Brokerage, Inc.
Page 2

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of U.S. Brokerage, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 10, 2006